EXHIBIT 77D:
Effective March 2, 2009, the BB&T U.S. Treasury Money Market Fund
(the "Treasury Fund") may, as a temporary defensive measure, invest any portion of its total assets in (i) cash, (ii) securities guaranteed by the Federal Deposit Insurance Corporation ("FDIC") under its Temporary Liquidity Guarantee Program (as described in the Prospectus), (iii) repurchase agreements that are secured with collateral guaranteed by the FDIC under its Temporary Liquidity Guarantee Program, (iv) debt securities issued or guaranteed by the U.S. government or its agencies and instrumentalities, and
(v) repurchase agreements that are secured with collateral issued or guaranteed by the U.S. government or its agencies or instrumentalities. Each of these securities will be an "Eligible Security," as defined in Rule 2a-7 under the Investment Company
Act of 1940, as amended, that have been determined to present minimal credit risks and have a remaining maturity of 397 days or less. The Treasury Fund may not achieve its investment objective as a result of taking any temporary defensive position.